LEVITT CORPORATION
April 30, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission (the “Commission”)
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-6010
Attn: Mr. Owen Pinkerton, Senior Counsel

Re:	Levitt Corporation (the “Registrant”) Registration Statement on Form S-3 (No. 333-136569)
Dear Mr. Pinkerton:
     On behalf of the Registrant, the undersigned hereby requests that the effective date of the Registrant’s above-referenced Registration Statement on Form S-3 be accelerated so that it becomes effective at 9:30 a.m., on May 1, 2007, or as soon thereafter as practicable.
     The Registrant hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
By:	/s/ Alan B. Levan
Alan B. Levan
Chairman of the Board and Chief Executive Officer